Exhibit (a)(1)(H)
MKS INSTRUMENTS, INC.
SCREEN SHOTS OF ILLUSTRATIVE CALCULATOR TO CALCULATE NUMBER OF RESTRICTED STOCK UNITS

Exchange Offer Calculator

Exchange Offer Calculator (continued)

Exchange Offer Calculator (continued)

Exchange Offer Calculator

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MKS Exchange Offer

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Exchange Offer Calculator

The table below shows your current outstanding eligible options at August 3, 2009. If your employment terminates on or after August 3, 2009 and prior to the RSU grant date, none of the options reflected in this table will be "eligible options." See the Offer to Exchange for further details on the treatment of your options upon termination of your employment. The following information illustrates how to calculate the number of RSUs you will receive if you elect to participate in the exchange offer based upon hypothetical ratios.

1. Select a hypothetical closing price for the MKS stock from the drop down menu under the heading "Stock Price to Model" for each selected eligible option.
2. The estimated number of RSUs that would be issued in exchange for each option grant will be shown, based on the hypothetical closing stock price of MKS stock and other assumptions described below.
3. If you are ready to make your election, click [Next] at the bottom of this page.
4. Options that expire, terminate or are forfeited before the expiration time (which is expected to be 11:59 p.m., Eastern Time, on August 28, 2009 unless MKS elects to extend the exchange offer) are not eligible to be exchanged. Refer to the Offer to Exchange for more information.

Calculate as many exchange scenarios as you wish.

Your Stock Options

Stock Price to Model $17.80

Grant Year	Grant Date	Exercise Price	Eligible Vested Options	Hypothetical Exchange Ratio*	RSUs Granted**
2000	01/04/2000	$32.00	2,000	3099.5:1	0
2002	01/30/2002	$23.50	3,000	7.6:1	394

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Exchange Offer Calculator (continued)

MKS Exchange Offer

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2002	01/30/2002	$23.50	250	7.6:1	32
2003	11/11/2003	$27.11	1,500	6:1	250
2004	01/05/2004	$29.93	500	6.8:1	73
				Total:	749

*For purposes of applying exchange ratios, fractional RSUs will be rounded down to the nearest whole number on a grant by grant basis.

**May not reflect the expiration, termination or forfeiture of options prior to the expiration time (which is expected to be 11:59 p.m., Eastern Time, on August 28, 2009 unless MKS elects to extend the exchange offer).

Important Information about the Calculator

Please note that the number of RSUs listed using the calculator are based on the hypothetical closing price of the MKS stock that you have selected, and certain other assumptions underlying the Black-Scholes valuation model described below. **The actual number of RSUs issuable upon exchange of each selected eligible option will depend on the Black-Scholes valuation of the eligible options as of the expiration of the exchange offer. Accordingly, the number of RSUs issuable to you in exchange for your eligible option may be higher or lower than the number of RSUs indicated in the calculator above.**

To ensure that you will have the information you need to make an informed decision based on the number of RSUs that will be granted for exchanged eligible options, after Nasdaq closes on the day the exchange offer expires, we will deliver to you (by e-mail or other method) a notification of the final exchange ratios for the eligible options. At 5:30 p.m., Eastern Time, on the day the exchange offer expires, we will host a conference call for all eligible employees both as a further means of disclosing the final exchange ratios and to answer any remaining questions that you may have. We will have designated employees

Exchange Offer Calculator (continued)

mks Technology for Productivity

MKS Exchange Offer

John Sample
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To ensure that you will have the information you need to make an informed decision based on the number of RSUs that will be granted for exchanged eligible options, after Nasdaq closes on the day the exchange offer expires, we will deliver to you (by e-mail or other method) a notification of the final exchange ratios for the eligible options. At 5:30 p.m., Eastern Time, on the day the exchange offer expires, we will host a conference call for all eligible employees both as a further means of disclosing the final exchange ratios and to answer any remaining questions that you may have. We will have designated employees available by telephone from the time at which the final exchange ratios are delivered to you until 11:59, p.m., Eastern Time, on the day the exchange offer expires to respond to any questions that you may have with respect to the exchange offer or the final exchange ratios. You will have until 11:59 p.m., Eastern Time, on the day the exchange offer expires (currently expected to be August 28, 2009) to make an election by completing and submitting an election form or change any previous election you have made by completing and submitting a withdrawal through the exchange offer website at https://mks.optionelection.com or, if necessary submitting a paper withdrawal form, by faxing it to Marlene Maffe, the MKS stock plan administrator, at (978) 557-5124, or e mail to Marlene Maffe at marlene_maffe@mksinst.com (via PDF or similar imaged document file).

The Black-Scholes option valuation model used to value eligible option grants will take into account (i) the closing price of our common stock on Nasdaq on the day the exchange offer expires, (ii) the exercise price of the option grant, (iii) the expected volatility of our common stock over the projected life of the option grant, (iv) the estimated expected life of the option grant, (v) the risk-free interest rate over the projected life of the option grant and (vi) the expected dividends on our common stock. The valuation model underlying the calculator above assumes a volatility spread of up to 52%.

The terms and conditions applicable to the exchange offer and any decision to exchange eligible options by tendering them in the exchange offer are contained in the Offer to Exchange.

If you elect to exchange eligible options, those options accepted by MKS will be cancelled immediately after the expiration time. MKS believes any "exchange" election shall be treated as a non-taxable event for U.S. federal income tax purposes. Tax consequences for foreign jurisdictions may vary. Please see important tax information in the Offer to Exchange. MKS also recommends that you consult with your personal investment, tax and legal advisors before making your election.

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